EXHIBIT 2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Teck Resources Limited

Suite 3300

550 Burrard Street

Vancouver, British Columbia V6C 0B3

2.	Date of Material Change

July 3, 2009

3.	News Release

A press release with respect to the material change referred to in this report was issued by Teck Resources Limited (“Teck”) on July 3, 2009 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On July 3, 2009, Teck announced that it had entered into an agreement (the “Agreement”) with China Investment Corporation (“CIC”) and Fullbloom Investment Corporation (“Fullbloom”), a wholly-owned subsidiary of CIC, under which Fullbloom has agreed to acquire approximately 101.3 million Class B subordinate voting shares of Teck (“Class B Shares”) for an aggregate subscription price of U.S.$1,500,000,000 (C$17.21 per share) (the “Transaction”). CIC has guaranteed the full performance by Fullbloom of its obligations under the Agreement.

5.	Full Description of Material Change

The Transaction

On July 3, 2009, Teck, Fullbloom and CIC entered into the Agreement. The Agreement provides that, upon the terms and subject to the conditions set forth in the Agreement, Fullbloom, a wholly-owned subsidiary of CIC, will purchase 101,304,474 Class B Shares of Teck (the “Purchased Shares”) on a private placement basis for aggregate consideration of U.S.$1,500,000,000. The Transaction is scheduled to close on the third business day following notice of the receipt of certain required regulatory approvals (the “Closing Date”), and is currently expected to close on or about July 15, 2009.

The net proceeds of the Transaction will be used by Teck to reduce outstanding bank debt related to Teck’s 2008 acquisition of coal assets from Fording Canadian Coal Trust. After giving effect to the Transaction and the application of the net proceeds of approximately U.S.$225 million from the sale of Teck’s 40% interest in the Pogo gold mine in Alaska, which closed on July 7, 2009, the outstanding balance of the bridge loan will be nil and the term loan will be approximately U.S.$2.744 billion, with U.S.$106 million due in 2009, U.S.$1.066 billion due in each of 2010 and 2011 and U.S.$506 million in 2012.

After completion of the Transaction, CIC will indirectly hold approximately 17.5% of Teck’s outstanding Class B Shares, representing approximately 6.7% of the aggregate voting rights attached to the Class A common shares and Class B Shares, and an approximately 17.2% equity interest in Teck. After completion of the Transaction, Teck’s Class A shareholders will hold a 61.8% voting interest, with Temagami Mining Company Ltd. retaining a 28.5% voting interest.

The Agreement

The following description of the Agreement, the Registration Rights Agreement to be executed upon closing of the Transaction, and the Transaction does not purport to be complete and is qualified in its entirety by reference to the Agreement, which will be filed separately as a material document on SEDAR.

Conditions of Closing; Outside Date

The closing of the Transaction is subject to certain customary mutual conditions, including: (a) the approval of the Toronto Stock Exchange and the New York Stock Exchange to the listing of the Purchased Shares; (b) that there be no applicable law in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins any party from consummating the Transaction, or that is made in connection with the Transaction and imposes any material restrictions, limitations or conditions on any of the parties; and (c) that no governmental authority shall have commenced any action or proceeding to enjoin the issuance and sale of the Purchased Shares to Fullbloom or to suspend or cease or stop trading of securities of Teck, and that no governmental authority shall have given written notice to any party of its intention to commence any such action or proceeding. Closing is also subject to certain customary conditions in favour of Fullbloom and Teck, respectively, including, in the case of Fullbloom, that from and including the date of the Agreement up to and including the Closing Date, there shall not have occurred a “Material Adverse Effect” (as defined in the Agreement) with respect to Teck.

If closing has not occurred on or prior to August 14, 2009 (the “Outside Date”), then either Fullbloom or Teck may terminate the Agreement (except that the right to terminate the Agreement will not be available to a party whose breach of the Agreement has been the cause of, or resulted in, the failure of the closing to occur by such date).

Post-Closing Hold Period and Restrictions on Disposition

Each of Fullbloom and CIC have agreed that they will not, directly or indirectly, dispose of all or any portion of the Purchased Shares, or their economic interest therein, for a period of one year plus one day following the Closing Date, without the prior written consent of Teck.

Each of Fullbloom and CIC have also agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B Shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s length with any of the persons referred to in (i) or (ii) in connection with securities of

Teck, in each case anywhere in the world.

Standstill

Fullbloom and CIC have also agreed to a standstill provision whereby neither Fullbloom, CIC nor any of their subsidiaries will, directly or indirectly, in any manner: (i) acquire or offer to acquire (whether publicly or otherwise) by any means whatsoever beneficial ownership of any Class A common shares of Teck, (ii) subject to their participation rights, acquire or offer to acquire (whether publicly or otherwise) by any means whatsoever beneficial ownership of any securities of Teck if, following any such acquisition, Fullbloom, CIC and their subsidiaries would, in the aggregate, directly or indirectly, together with their joint actors, beneficially own more than 17.4938%of the outstanding Class B Shares, (iii) propose or seek to effect (whether publicly or otherwise) any merger, business combination, tender offer, exchange offer, take-over bid, statutory arrangement, material asset purchase transaction or other change of control, business combination or business disposition transaction involving Teck, its shareholders (in their capacity as shareholders of Teck) or its securities, (iv) effect, conduct or participate in any solicitation of proxies with respect to any securities of Teck (other than any solicitation of proxies conducted by management of Teck) (it being recognized that Fullbloom, CIC and their subsidiaries may vote the Class B Shares in their sole discretion), (v) otherwise attempt to control the management or board of directors of Teck, (vi) make any public announcement or disclosure regarding an intention to do any action restricted by any of the foregoing, or (vii) advise, assist, encourage or act as a financing source for or otherwise join with or invest in any other person in connection with any action restricted by any of the foregoing, in each case without the prior written consent of Teck.

Certain Exceptions

The Agreement provides that the foregoing restrictions will not restrict Fullbloom, CIC or their subsidiaries from:

(a)

tendering its Class B Shares to a take-over bid for the Class B Shares that: (A) a majority of the board of directors of Teck have affirmatively recommended that holders of Class B Shares accept; or (B) is a Permitted Bid (as defined in the Agreement, and which is summarized below), provided that in such case such Class B Shares may be tendered only during the extension of the expiry of the take-over bid contemplated by the definition of Permitted Bid;

(b)	entering into a Permitted Lock-up Agreement (as defined in the Agreement, and which is summarized below);
(c)

tendering, during the three day period prior to the expiry of such take-over bid in accordance with its terms, its Class B Shares to a take-over bid for the Class B Shares that is, on and as at the date of such tender, a Highest Bid (as defined in the Agreement, and which is summarized below), but only if, on the date of such tender, Teck does not have in effect a shareholder rights plan with customary terms and conditions and containing a “permitted bid” concept;

(d)	disposing of its Class B Shares by operation of a statutory amalgamation, statutory arrangement or other statutory procedure involving Teck;

(e)	engaging in hedging activities involving index-linked instruments, provided that securities of Teck represent not more than 10% of the underlying index; or
(f)	transferring Class B Shares to CIC or its wholly-owned subsidiaries, subject to the applicable provisions in the Agreement.

For the purposes of the Agreement, a Permitted Bid means any take-over bid for the Class B Shares that is made by means of a take-over bid circular and which also complies with the following:

(a)

the person or persons making the take-over bid (together with their affiliates and joint actors, the “Offeror”) shall not be Fullbloom, CIC, any subsidiary of Fullbloom or CIC, or a person who is not dealing at “arm’s length” (as defined in the Agreement) with CIC, Fullbloom or any subsidiary of either Fullbloom or CIC in connection with securities of Teck (collectively, “Restricted Entities”);

(b)	the take-over bid shall be made to all holders of Class B Shares and for all of the Class B Shares (other than the Class B Shares held by the Offeror);
(c)

the take-over bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Class B Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than sixty (60) days following the date of the take-over bid and that no Class B Shares shall be taken up or paid for pursuant to the take-over bid unless, at such date, more than fifty percent (50%) of the then outstanding Class B Shares (where such percentage is determined by excluding the Class B Shares held by the Offeror or Restricted Entities from both the numerator and the denominator) have been deposited to the take-over bid and not withdrawn;

(d)

the take-over bid shall contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, Class B Shares may be deposited pursuant to such take-over bid at any time during the period of time described in clause (c) immediately above and that any Class B Shares deposited pursuant to the take-over bid may be withdrawn at any time until taken up and paid for; and

(e)

the take-over bid shall contain an irrevocable and unqualified provision that should the condition referred to in clause (c) immediately above be met: (A) the Offeror will make a public announcement of that fact on the date the take-over bid would otherwise expire; and (B) the take-over bid will be extended for a period of not less than ten (10) business days from the date it would otherwise expire.

The definition of Permitted Bid is subject to automatic adjustment in certain circumstances if Teck introduces a shareholder rights plan that includes a “permitted bid” concept but only to the extent that such adjustment does not result in any additional restrictions on Fullbloom or put Fullbloom in a less favourable position than any other holder of Class B Shares.

For the purposes of the Agreement, a Permitted Lock-up means an agreement between a person and Fullbloom, pursuant to which Fullbloom agrees to deposit or tender its Class B Shares to a take-over bid that is a Permitted Bid (the “Lock-up Bid”), and where the agreement:

(a)

permits Fullbloom to withdraw Class B Shares in order to tender or deposit the Class B Shares to another take-over bid (or terminate the agreement in order to support another transaction) that represents an offer price for each Class B Share that exceeds, or provides a value for each Class B Share that is greater than, the offering price or value represented by or proposed to be represented by the Lock-up Bid (and for this purpose, the value of any consideration in the form of publicly traded securities offered in a take-over bid with respect to Teck shall be determined as of any date using the market closing price of the offered securities on the prior trading day);

(b)

provides for no “break-up” fees, “top-up” fees, penalties, payments, expenses or other amounts that exceed in the aggregate 50% of the amount by which the price or value payable under another take-over bid or another transaction to Fullbloom exceeds the price or value of the consideration that Fullbloom would have received under the Lock-up Bid, to be payable, directly or indirectly, by Fullbloom pursuant to the agreement if Fullbloom fails to tender Class B Shares pursuant thereto or withdraws Class B Shares previously tendered thereto in order to tender such Class B Shares to another take-over bid or support another transaction; and

(c)	provides that Fullbloom will only deposit its Class B Shares pursuant to such take-over bid during the extension period contemplated by the definition of Permitted Bid.

For the purposes of the Agreement, a Highest Bid means any take-over bid for the Class B Shares that is made by means of a take-over bid circular and which also complies with the following:

(a)

the Offeror shall not be Fullbloom, CIC, a subsidiary of Fullbloom or CIC, or a person who is not dealing at arm’s length with CIC, Fullbloom or a subsidiary of either Fullbloom or CIC in connection with securities of Teck;

(b)	the take-over bid shall be made to all holders of Class B Shares (other than the Offeror); and
(c)	as at any date:
(i)

if there is more than one take-over bid for the Class B Shares that is outstanding on such date, the consideration offered per Class B Share under such take-over bid shall be higher than that offered pursuant to any other take-over bid for the Class B Shares that is then outstanding on such date (for the purposes of the foregoing, the value of any publicly traded securities offered as consideration under any take-over bid for the Class B Shares shall be determined on any date by using the market closing price of such securities on the trading day immediately prior to such date); or

(ii)	if there is no other take-over bid for the Class B Shares outstanding on such date, it is the sole take-over bid for the Class B Shares that is then outstanding.

The parties have also agreed that the covenants regarding the standstill, the hold period and the restrictions on disposition will be suspended and not be applicable for any period of time during which CIC, Fullbloom and their respective subsidiaries cease to be the beneficial owners of more than 8.7469% of the outstanding Class B Shares in the aggregate; provided that such provisions shall again automatically become applicable if CIC, Fullbloom and their respective subsidiaries subsequently become the beneficial owners of more than 8.7469% of the outstanding Class B Shares in the aggregate.

Participation Right and Price Protection

Teck has agreed that if, following the Closing Date, Teck issues, whether or not for cash consideration, any Class B Shares or any other type of subordinate voting equity securities or other securities that are substantially similar to the Class B Shares or other securities that are convertible into or exchangeable for Class B Shares or such other types of securities, other than pursuant to an “Excluded Issuance” (as defined in the Agreement, and which is summarized below), then subject to the receipt of all required regulatory approvals, Fullbloom will have the right to subscribe for and be issued such number of such securities that will allow it to maintain the percentage equity interest in Teck that it had immediately prior to the completion of such issuance. This participation right will cease to be applicable on the earlier of (i) the date on which CIC, Fullbloom and their respective subsidiariescease to be the beneficial owners of more than 8.7469% of the outstanding Class B Shares in the aggregate and (ii) the date on which any of the Purchased Shares are sold to any person who is not Fullbloom, CIC or a wholly-owned subsidiary thereof.

Teck has also agreed that if, within one year plus one day of the Closing Date, Teck issues or agrees to issue, whether or not for cash and other than pursuant to an Excluded Issuance, any Class B Shares or securities convertible into or exchangeable for Class B Shares, at a purchase price per Class B Share, or with a conversion or reference price per Class B Share, less than C$17.21 (the “Subscription Price”), then Teck shall, within 10 Business Days after the closing date of the offering, make a payment in cash to Fullbloom equal to (i) the Subscription Price minus the per Class B Share purchase, conversion or reference price, as applicable, of the Class B Shares issued or made issuable under the offering, multiplied by (ii) 101,304,474, provided that the aggregate maximum cash payment payable by Teck to Fullbloom shall not exceed C$146,501,972 and provided that in the event of anysubdivision or consolidation of Class B Shares, or any stock dividend, stock distribution or similar capital reorganization, the Subscription Price and the number in (ii) will be adjusted to give economic effect to such event. At Teck’s option, and subject to receipt of all required regulatory approvals, Teck may issue to Fullbloom, in lieu of making such cash payment, that number of Class B Shares equal to the amount of such cash payment divided by the per Class B Share purchase, conversion or reference price, as applicable, of the Class B Shares issued or made issuable under the eligible offering.

For purposes of the foregoing, an “Excluded Issuance” means: the issuance of: (i) Class A common shares of Teck; (ii) securities of Teck pursuant to a rights offering by Teck that is open to all shareholders of Teck; (iii) securities of Teck upon the exercise or conversion of any convertible or exchangeable securities; (iv) securities of Teck pursuant to employee or director compensation arrangements, including without limitation stock option plans; (v) securities of Teck as a result of the consolidation or subdivision of any securities of Teck, or as special distributions, stock dividends or payments in kind or similar transactions; (vi) securities of Teck in connection with or pursuant to any merger, business combination, tender offer, exchange offer, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or shares of a third party; and (vii) securities of Teck to Fullbloom, CIC or any of their subsidiaries.

Registration Rights Agreement

Teck has also agreed that it will, on closing, enter into a registration rights agreement with Fullbloom and CIC providing for certain demand and piggy-back registration rights in favour of Fullbloom. Fullbloom’s rights under the Registration Rights Agreement will expire on the earlier of (a) ten years from the closing of the Transaction; and (b) the date that is three months after the later of (i) CIC and its direct or indirect subsidiaries collectively cease to be the beneficial holders of more than 10% of the outstanding Class B Shares, and (ii) none of CIC and its direct or indirect subsidiaries are “Affiliates” (as defined in the United States Securities Act of 1933) of Teck.

The form of Registration Rights Agreement is appended as Schedule “B” to the Agreement.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial Affairs of Teck Resources Limited at the above-mentioned address or by telephone at (604) 699-4076.

9.	Date of Report

July 9, 2009

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 9th day of July, 2009.

TECK RESOURCES LIMITED
By:	“Peter Rozee”
Name:	Peter Rozee
Title:	Senior Vice President, Commercial Affairs